Soulmate Brewing Company (the “Company”) a Vermont Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

24 - 25 balance sheet
Soulmate Brewing Co
As of Dec 31, 2025

	Total		
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)	$ Change (PY)
Assets			
Current Assets			
Bank Accounts			
Cash Sales	9,718.58	-904.26	10,622.84
Checking (1071)	0.00	0.00	0.00
TD 1270 CLOSED	0.00	0.00	0.00
UB Tax Account 6683	3,156.93	826.45	2,330.48
Union Bank Operating 6691	4,396.81	4,593.65	-196.84
Total for Bank Accounts	**$17,272.32**	**$4,515.84**	**$12,756.48**
Accounts Receivable			
Accounts Receivable (A/R)	0.00	0.00	0.00
Total for Accounts Receivable	**$0.00**	**$0.00**	**$0.00**
Other Current Assets			
Credit Card Clearing	-85,126.47	-85,454.71	328.24
Inventory Asset			
Inventory - Tshirts and Hats	2,128.61	2,128.61	0.00
Total for Inventory Asset	**$2,128.61**	**$2,128.61**	**$0.00**
Undeposited Funds	0.00	0.00	0.00
Total for Other Current Assets	**-$82,997.86**	**-$83,326.10**	**$328.24**
Total for Current Assets	**-$65,725.54**	**-$78,810.26**	**$13,084.72**
Fixed Assets			
Accumulated Amortization	-996.00	-996.00	0.00
Accumulated Depreciation	-235,653.14	-235,653.14	0.00
Brewery Equipment	362,005.04	356,146.98	5,858.06
Construction In Progress	509,871.68	509,871.68	0.00
CIP - Architecture / Design	6,344.00	6,344.00	0.00
Total for Construction In Progress	**$516,215.68**	**$516,215.68**	**$0.00**
Equipment	4,816.31	4,816.31	0.00
Avantco Sandwich Cooler	2,349.00		2,349.00
Total for Equipment	**$7,165.31**	**$4,816.31**	**$2,349.00**
Furniture & Fixtures	7,875.72	6,830.72	1,045.00
Leasehold Improvements	2,600.00	2,600.00	0.00
VT Comm Closing Costs	3,735.00	3,735.00	0.00
Total for Fixed Assets	**$662,947.61**	**$653,695.55**	**$9,252.06**
Other Assets			
Security Deposits	1,000.00	1,000.00	0.00
Start Up Costs	-40,092.40	-40,092.40	0.00
Total for Other Assets	**-$39,092.40**	**-$39,092.40**	**$0.00**
Total for Assets	**$558,129.67**	**$535,792.89**	**$22,336.78**
Liabilities and Equity			
Liabilities			
Current Liabilities			
Accounts Payable			
Credit Cards			
Amex	2,621.17	457.37	2,163.80
Amex 1006	-350.94	-350.94	0.00
Chase 0196	51,867.07	46,263.06	5,604.01
Chase Credit	-196.89	-196.89	0.00
TD 1269	0.00	0.00	0.00
Total for Credit Cards	**$53,940.41**	**$46,172.60**	**$7,767.81**
Other Current Liabilities			
401k Liability	-877.17		-877.17
Avantco Sandwich Cooler Note	0.00		0.00
Gift Card Outstanding	0.00		0.00
Square Sales Tax Payable	-3,564.53	-3,885.91	321.38
Tips	47,807.16	18,739.06	29,068.10
Total for Other Current Liabilities	**$43,365.46**	**$14,853.15**	**$28,512.31**
Total for Current Liabilities	**$97,305.87**	**$61,025.75**	**$36,280.12**
Long-term Liabilities			
GIFT CARDS	5,042.61	2,542.70	2,499.91
Owe to Carol Mogor	268,954.05	248,954.05	20,000.00
Owe to Jonathan	133,879.54	131,770.69	2,108.85
Plotkin	5,000.00		5,000.00
Vt Community	300,658.79	321,827.65	-21,168.86
Total for Long-term Liabilities	**$713,534.99**	**$705,095.09**	**$8,439.90**
Total for Liabilities	**$810,840.86**	**$766,120.84**	**$44,720.02**
Equity			
Retained Earnings	153,851.40	237,829.89	-83,978.49
Net Income	-39,566.31	-83,978.49	44,412.18
Owner's Investment	-136,200.00	-150,000.00	13,800.00
Jonathan Cash	-13,132.43	-13,132.43	0.00
Wefunder Investment	-238,046.92	-238,046.92	0.00
Total for Owner's Investment	**-$387,379.35**	**-$401,179.35**	**$13,800.00**
Owner's Pay & Personal Expenses	20,383.07	17,000.00	3,383.07
Total for Equity	**-$252,711.19**	**-$230,327.95**	**-$22,383.24**
Total for Liabilities and Equity	**$558,129.67**	**$535,792.89**	**$22,336.78**

24-25 profit and loss
Soulmate Brewing Co
January 1-December 31, 2025

	Total	
	Jan 1 - Dec 31 2025	Jan 1 - Dec 31 2024 (PY)
Income		
Alcohol		
Beer Sales	81,054.34	78,434.93
Beer - Wholesale	2,199.56	106,914.75
Wine	597.40	2,556.04
Alcohol Discount		-246.89
Seltzer		177.11
Total for Alcohol	**$83,851.30**	**$187,835.94**
Discount Income	-2,018.78	-1,552.44
Events	1,322.24	
Food Sales	17,014.81	38,459.09
Retail Sales	412.31	245.17
Beer Togo	4,248.81	12,952.57
Glassaware	10.30	393.00
Apparel		8,311.81
Apparel Disc		-11.00
Stickers / Koozies		824.67
Total for Retail Sales	**$4,671.42**	**$22,716.22**
Returns	-467.62	
Sales of Product Income	80,039.80	25,668.62
Efficiency VT Grant		10,948.99
Food Disc		-131.45
Mug Club		1,433.50
Services		366.58
Uncategorized Income		0.00
Total for Income	**$184,413.17**	**$285,745.05**
Cost of Goods Sold		
Cost of Goods Sold	19,227.01	21,060.65
Brewing COGS	22,852.01	67,579.73
Food	14,294.57	15,651.53
TShirts & Hats	372.50	133.75
Total for Cost of Goods Sold	**$56,746.09**	**$104,425.66**
Wine Cogs		205.00
Total for Cost of Goods Sold	**$56,746.09**	**$104,630.66**
Gross Profit	**$127,667.08**	**$181,114.39**
Expenses		
401k Employer Contribution Expense	205.47	
Advertising & Marketing	3,073.28	918.92
Bank Charges & Fees	-95.34	115.41
Car & Truck	1,947.09	4,296.58
Auto Repairs	251.22	
Fuel	1,782.78	22.59
Total for Car & Truck	**$3,981.09**	**$4,319.17**
Contractors	1,278.87	0.00
Insurance	7,827.30	5,219.06
Interest Paid	26,759.08	22,712.16
Job Supplies	4,981.85	12,736.96
Legal & Professional Services	1,757.37	400.00
Accounting	3,260.00	2,425.00
Attorney		3,100.00
Total for Legal & Professional Services	**$5,017.37**	**$5,925.00**
Meals 50%	470.99	1,670.12
Meals & Entertainment	756.07	594.63
Office Supplies & Software	1,537.68	1,608.48
Payroll	1,500.00	
Employee Wages	61,193.99	56,492.63
ER SS&Med	4,924.09	4,519.88
Child Care Contribution		28.54
FUTA		42.00
SUTA		35.30
Total for Payroll	**$67,618.08**	**$61,118.35**
payroll processing	492.00	492.00
Postage / Shipping	1,127.02	723.00
Refunds	92.69	86,017.15
Repairs & Maintenance	5,963.57	8,593.03
Restaurant Supply	3,497.03	10,412.87
Square Fees	5,703.29	4,561.92
Subscriptions	3,784.20	2,611.42
Taxes & Licenses	680.00	5,699.98
M&R Tax	0.00	7,025.14
Sales Tax	0.00	1,171.73
Total for Taxes & Licenses	**$680.00**	**$13,896.85**
Travel	157.14	100.92
Utilities	23,919.22	26,251.27
Amazon		273.77
Ask My Accountant		-191,049.67
Other Business Expenses		19.26
Uncategorized Expense		0.00
Venmo		2,450.00
Total for Expenses	**$168,827.95**	**$82,292.05**
Net Operating Income	**-$41,160.87**	**$98,822.34**
Other Income		
Amex CC Rewards	96.21	
Chase Redemption Credit	1,498.35	
Other Income		2,377.31
Total for Other Income	**$1,594.56**	**$2,377.31**
Other Expenses		
Amortization		2,083.00
Depreciation Expense		183,095.14
Total for Other Expenses		**$185,178.14**
Net Other Income	**$1,594.56**	**-$182,800.83**
Net Income	**-$39,566.31**	**-$83,978.49**

Statement of Cash Flows

Soulmate Brewing Co

January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-39,566.31
Adjustments to reconcile Net Income to Net Cash provided by operations:	
401k Liability	-877.17
Amex	2,163.80
Avantco Sandwich Cooler Note	0.00
Chase 0196	5,604.01
Credit Card Clearing	-328.24
Equipment:Avantco Sandwich Cooler	-2,349.00
Gift Card Outstanding	0.00
Square Sales Tax Payable	321.38
Tips	29,068.10
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$33,602.88**
Net cash provided by operating activities	**-$5,963.43**
INVESTING ACTIVITIES	
Brewery Equipment	-5,858.06
Furniture & Fixtures	-1,045.00
Net cash provided by investing activities	**-$6,903.06**
FINANCING ACTIVITIES	
GIFT CARDS	2,499.91
Owe to Carol Mogor	20,000.00
Owe to Jonathan	2,108.85
Owner's Investment	13,800.00
Owner's Pay & Personal Expenses	3,383.07
Plotkin	5,000.00
Vt Community	-21,168.86
Net cash provided by financing activities	**$25,622.97**
NET CASH INCREASE FOR PERIOD	**$12,756.48**
Cash at beginning of period	**$4,515.84**
CASH AT END OF PERIOD	**$17,272.32**

SOULMATE BREWING CO

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2025 and December 31, 2024

(Amounts in USD)

Account	2025 ($)	2024 ($)	Change ($)
Opening Balance of Stockholders' Equity	**(230,327.95)**	**(146,349.46)**	**(83,978.49)**
Net Income (Loss) for the Period	(39,566.31)	(83,978.49)	44,412.18
Owner's Capital Contributions	13,800.00	—	—
Wefunder Investment	0.00	(238,046.92)	238,046.92
Jonathan Cash Contribution	0.00	(13,132.43)	13,132.43
Owner's Draws / Personal Expenses	(20,383.07)	(17,000.00)	(3,383.07)
Other Equity Adjustments (1)	—	—	—
Stock-Based Compensation (2)	—	—	—
Dividends Declared (3)	—	—	—
Closing Balance of Stockholders' Equity	**(252,711.19)**	**(230,327.95)**	**(22,383.24)**

NOTES & ASSUMPTIONS

(1)	Other Equity Adjustments – No additional APIC or other equity adjustments were identifiable from the source statements. Presented as nil pending further review.
(2)	Stock-Based Compensation – Not disclosed in source financials. Presented as nil. If equity-based awards were granted, the expense and corresponding equity credit should be recorded here.
(3)	Dividends Declared – No dividends were declared or paid per the source financial statements. Presented as nil.
(4)	Owner's Capital Contributions (2025) – Derived from the Statement of Cash Flows, Financing Activities: 'Owner's Investment' of $13,800. Represents net new capital contributed in 2025.
(5)	Wefunder Investment & Jonathan Cash Contribution – Presented as cumulative 2024 contributions based on Balance Sheet balances. No incremental change was recorded in 2025 per the 2025 Cash Flow Statement. Management should confirm original contribution dates.
(6)	2024 Opening Balance – Derived by reversing the 2024 net loss from the 2024 closing equity: ($230,327.95) + $83,978.49 = ($146,349.46). A 2024 Statement of Cash Flows was not provided; full financing activity detail for 2024 is estimated. This figure should be confirmed against prior-year records.
(7)	Sign Convention – Owner investments restated as positive contributions per U.S. GAAP equity presentation. Source Balance Sheet reflects these as negative (contra-equity) — restated here for clarity.
(8)	Source Data – Balance Sheet (Dec 31, 2025 & 2024), P&L (Jan–Dec 2025 & 2024), and Statement of Cash Flows (Jan–Dec 2025) for Soulmate Brewing Co. Accrual basis.

Soulmate Brewing Company
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Soulmate Brewing Company (the "Company") is a corporation organized on April 26, 2019 under the laws of Vermont.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.